

Towngas
The Hong Kong and China Gas Company Limited



10015605

15 April 2010

Our ref: CS/L/10-02

Securities & Exchange Commission
Office of the International Corporate Finance
Room 3094 Stop 3-6
450 Fifth Street, NW
Washington DC 20549
U.S.A.

SUPPL

BY REGISTERED MAIL

Dear Sirs

File No. 82-1543
The Hong Kong and China Gas Company Limited

We have pleasure in submitting to you the following for filing pursuant to Rule 12g3-2(b) of Securities Act of 1934:-

1. A copy of an announcement dated 3 March 2010 in respect of "Date of Board Meeting";

2. A copy of an announcement dated 16 March 2010 in respect of "Preliminary Announcement of 2009 Annual Results";

3. A copy of an announcement dated 17 March 2010 in respect of "Application for Whitewash Waiver";

4. A copy of an announcement dated 17 March 2010 in respect of "Application for Whitewash Waiver".

Thank you for your attention.

Yours faithfully

Chan Wai Keung
Head - Company Secretarial Department

WKC/pl

Encl

Company Secretarial Department 23rd floor, 363 Java Road, North Point, H.K. Tel: 2963 3281 Fax: 2562 6682 E-mail: wk.chan@towngas.com

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 3)

DATE OF BOARD MEETING

The board of directors (the "Board") of The Hong Kong and China Gas Company Limited (the "Company") announces that a meeting of the Board will be held on Tuesday, 16th March 2010 to, among other matters, consider and approve the annual results of the Company and its subsidiaries for the year ended 31st December 2009 and its publication and to consider the payment of a final dividend, if any.

By Order of the Board
JOHN H.M. HO
Chief Financial Officer and Company Secretary

Hong Kong, 3rd March 2010

As at the date of this announcement, the Board of the Company comprises:

Non-executive Directors:	Dr. The Hon. Lee Shau Kee (Chairman), Mr. Colin Lam Ko Yin, Mr. Lee Ka Kit and Mr. Lee Ka Shing
Independent Non-executive Directors:	Mr. Leung Hay Man, Dr. The Hon. David Li Kwok Po and Professor Poon Chung Kwong
Executive Directors:	Mr. Alfred Chan Wing Kin and Mr. James Kwan Yuk Choi



Towngas
The Hong Kong and China Gas Company Limited

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 3)

PRELIMINARY ANNOUNCEMENT OF 2009 ANNUAL RESULTS

CHAIRMAN'S STATEMENT

THE YEAR'S RESULTS

The performance of the Group's gas business in Hong Kong remained steady in 2009. In comparison, the Group's city-gas businesses in mainland China thrived and continued to record good profit growth whilst its emerging environmentally-friendly energy businesses are under proactive development.

Profit after taxation attributable to shareholders of the Group for the year amounted to HK$5,175.0 million, an increase of HK$872.5 million compared to 2008. Earnings per share for the year amounted to HK 78.7 cents, an increase of 22.0 per cent over 2008. Profit growth in 2009 was mainly due to growth in profits of mainland businesses, one-off gains from investments in projects in mainland China, and an increase in financial investment income.

During the year under review, the Group invested HK$2,760.2 million in production facilities, pipelines, plants and other fixed assets for the sustainable development of its various businesses in Hong Kong and the mainland.

GAS BUSINESS IN HONG KONG

After a sharp decline during the first quarter of 2009 due to the global financial tsunami, Hong Kong's economy showed signs of recovery in the second quarter. However, the tourism, restaurant and hotel sector businesses only began to pick up gradually in the second half of 2009. In addition, higher average temperatures in 2009 compared to 2008 and the threat of human swine influenza, which adversely impacted local spending associated with inbound tourism, led to a slight decrease in total volume of gas sales in Hong Kong by 1.1 per cent compared to 2008. On the other hand, total number of appliances sold in 2009 was 219,896 units, an increase of 6.1 per cent over 2008. This was due to an improving local economy during the second half of 2009, the Company's introduction of more new products, expansion of sales channels and strengthening of market promotions. As at the end of 2009, the number of customers was 1,698,723, an increase of 26,639 compared to 2008.

BUSINESS DEVELOPMENT IN MAINLAND CHINA

The Group's mainland businesses progressed well in 2009.

Although the impact of the global financial tsunami was severe in early 2009, the economic stimulus measures taken by mainland authorities helped their economy regain momentum in second quarter of 2009. The Group's city-gas and natural gas businesses benefited from this economic recovery, recording continuous growth. The Group's development of emerging environmentally-friendly energy projects, through its wholly-owned subsidiary ECO Environmental Investments Limited and the latter's subsidiaries (together known as "ECO"), is also progressing well. ECO is currently at a stage of developing projects for investment. Construction work for some of its projects is now in progress. In the long run, both city-gas and emerging environmentally-friendly energy businesses on the mainland have good prospects and investment value.

Overall as at the end of 2009, inclusive of projects of the Group's subsidiary company, Towngas China Company Limited ("Towngas China"), the Group had 103 projects spread across 19 provinces/municipalities/autonomous regions, encompassing upstream, midstream and downstream natural gas sectors, the water supply and wastewater treatment sector, natural gas filling stations and emerging environmentally-friendly energy projects.

Diversification and an increase in the number of projects are rapidly transforming the Group from a locally-based company centred on a single business into a sizable, nation-wide, multi-business corporation with a focus on environmentally-friendly ventures and the energy sector.

(I) MAINLAND UTILITY BUSINESSES

The Group's city-gas businesses progressed well in 2009, with new projects successfully established in Xinmi in Henan province, in Fengxian county Economic Development Zone and Suining county in Jiangsu province, and in Zhangshu, Fengcheng and Pingxiang in Jiangxi province. The project in Xinmi is the Group's first in Henan province. Inclusive of seven new projects established by Towngas China in 2009, the Group had 84 city-gas projects in mainland cities spread across 16 provinces/municipalities as at the end of 2009. During the year under review, the number of residential customers on the mainland reached 10,617,000 and total volume of gas sales was 6,870 million cubic metres. The Group has become the largest city-gas enterprise on the mainland.

With completion in the next three years of large-scale natural gas projects including transmission pipeline projects from Sichuan province to eastern and southern China and phase two of the West-to-East pipeline project, and an increase in the quantity of imported liquefied natural gas, the problem of natural gas supply not meeting demand will be mitigated. The Group therefore anticipates its mainland projects will have access to sufficient gas sources to enable them to continue to thrive in the future.

The Group's midstream natural gas projects are making good progress. These include high-pressure natural gas pipeline joint ventures in Anhui province, Hebei province and Hangzhou, Zhejiang province, and a joint venture that invests in the construction of natural gas pipelines and the exploitation of gas fields in Jilin province. These kinds of high-pressure natural gas pipeline joint ventures generate good returns and help the Group develop and strengthen its downstream city-gas market interests.

The Group operates water supply projects in Wujiang, Jiangsu province and in Wuhu, Anhui province, and manages an integrated water supply and wastewater joint venture in Suzhou Industrial Park, Jiangsu province. These projects are progressing well.

The Group will keep on looking for opportunities to invest in high-quality utility projects on the mainland.

(II) ENVIRONMENTALLY-FRIENDLY ENERGY BUSINESSES

Liquefied Petroleum Gas Filling Stations and Landfill Gas Utilization

The Group has been operating environmentally-friendly energy businesses in Hong Kong through ECO for several years. ECO's five dedicated liquefied petroleum gas filling stations and its North East New Territories landfill gas treatment facility continue to operate well. ECO is also endeavouring to acquire further landfill gas utilization projects at other sites in Hong Kong. By making use of landfill gas which would otherwise be flared off, such projects help reduce greenhouse gas emissions and depletion of fossil fuels, thus improving air quality in Hong Kong.

Aviation Fuel Facility

Construction of ECO's phase-one aviation fuel facility, comprising a tank farm for storage of aviation fuel served by tanker jetties in Area 38, Tuen Mun, for Hong Kong International Airport, is basically complete, and a professional operating team has been set up ready for commencement of operation scheduled for the first quarter of 2010. Tanker jetties and facilities for unloading and transporting aviation fuel to Hong Kong International Airport via submarine pipelines will be provided. The entire facility will become a major logistics base for supply of aviation fuel in Hong Kong. Construction of a neighbouring second tank farm is also progressing well; commissioning is expected before the end of 2010 by which time this airport-based aviation fuel storage and logistic facility will be the largest of its kind in the world.

Coalbed Methane and Coal-mine Methane Liquefaction and Utilization

ECO has endeavoured to develop clean and emerging environmentally-friendly energy projects on the mainland since early 2008 and has achieved good progress so far. Phase one of the Group's coalbed methane liquefaction facility located in Jincheng, Shanxi province commissioned in the fourth quarter of 2008 operated well and produced approximately 100 million cubic metres of liquefied coalbed methane in 2009 for transportation by tankers to downstream markets. This is the first large-scale coalbed methane liquefaction and utilization project on the mainland. Construction of phase two of the facility is in progress. Once commissioned, which is expected to be in the fourth quarter of 2010, the annual production capacity will be increased to 300 million standard cubic metres, three times of its existing level. This project provides an additional gas source for the Group's city-gas projects. In 2009, ECO, in joint co-operation with mainland scientific research institutes, successfully developed and verified a technology to remove oxygen from coal-mine methane which typically contains about 40 per cent of methane and then to produce liquefied methane by using cryogenic liquefaction technique, similar to that used in coalbed methane liquefaction. The quality of liquefied methane is basically the same as, and compatible with, liquefied natural gas. ECO has recently pinned down a project in Chongqing to utilize the abundant coal-mine methane there for production of liquefied methane. This will be the world's first large-scale coal-mine gas utilization project, other than in-situ power generation, to convert otherwise wasteful resources to fuel of high value.

Coal Mines and Coal Chemical Processing

ECO is also monitoring new technology for the production of clean energies from coal as a substitute for petroleum products, and keeping abreast related market trends and potential investment opportunities associated with these alternative fuels. To this end, ECO is now constructing a methanol production plant and developing a coal mine in Junger, Erdos, Inner Mongolia; both are expected to be commissioned by the end of 2010. The annual production capacity of this methanol plant is 200,000 tonnes of methanol. Additionally, ECO's coal mining and coking plant project in Fengcheng, Jiangxi province is progressing well. The total amount of resources reserves of coal mine projects invested by ECO is approximately 180 million tonnes, including thermal coal and prime coking coal. Plan is now in place to expand the coal resources reserves of these projects to 360 million tonnes. ECO is also proactively developing and establishing vehicular clean fuel filling station businesses in places such as Shandong, Shanxi, Shaanxi, Henan and Liaoning provinces following the successful commissioning of a compressed natural gas filling station in Shaanxi province in 2008, the largest of its kind on the mainland.

Establishment of Chinese Holding Company

In tandem with the rapid development of emerging environmentally-friendly energy businesses on the mainland, ECO established a Chinese holding company in Erdos, Inner Mongolia at the end of 2009 to enhance its management effectiveness and financing flexibility. The energy market on the mainland has great potential to expand. ECO's development of emerging environmentally-friendly energy businesses and its conclusion of related agreements are expected to bring good economic benefits and business prospects to the Group.

(III) TOWNGAS CHINA COMPANY LIMITED (STOCK CODE: 1083.HK)

The Group currently has a 45.61 per cent interest in Towngas China which recorded a profit of HK$265 million in 2009, an increase of 31 per cent over 2008.

The Group obtained an effective control over the majority of the board of directors of Towngas China, resulting from changes in the board of directors of Towngas China, in late December 2009. Therefore Towngas China was accounted for and consolidated into the consolidated accounts of the Group as a subsidiary as from 31st December 2009.

In 2009, Towngas China set up new city-gas project companies in Chiping county in Shandong province, in Xinjin county and the Xindu district of Chengdu in Sichuan province, in Huangshan in Anhui province, in Yangjiang in Guangdong province and in the Changjiu Industrial Corridor in Jiangxi province. Towngas China also signed agreements for the development of city-gas projects in Linqu in Shandong province and in the New Industrial District of Anshan in Liaoning province in November 2009 and February 2010 respectively. Towngas China will focus on developing city-gas businesses in small to medium-sized cities and continue to strive for rapid expansion through mergers and acquisitions.

PIPELAYING PROJECTS

In order to cope with future demand growth and enhance reliability of gas supply in Hong Kong, several pipelaying projects are currently underway. Laying of a 15 km pipeline to bring natural gas from Tai Po to Ma Tau Kok gas production plant, to partially replace naphtha as feedstock for the production of town gas, is progressing well. Construction of a 9 km pipeline in the western New Territories to strengthen supply reliability is also in progress. In tandem with the development of West Kowloon, South East Kowloon and a cruise terminal, planning for the networks in these regions is underway, including a route diversion for the submarine pipeline from Ma Tau Kok to North Point. Meanwhile, the Group reached a 30-year agreement with Ocean Park Hong Kong in 2009 for gas supply and utilization. A gas transportation system will be developed to supply gas to Ocean Park's existing attractions, facilities and new extensions under development.

The Group will constantly allocate more resources to the renovation work of the network to ensure safe operation.

PROPERTY DEVELOPMENTS

An overall total of approximately 1.21 million square feet of the Grand Waterfront property development project, located at the Ma Tau Kok south plant site, had been sold by the end of December 2009, representing over 98 per cent of the total residential floor area of the project. Leasing of the commercial area of the project is good.

The Group has a 50 per cent interest in the Grand Promenade property development project at Sai Wan Ho. An overall total of approximately 1.73 million square feet had been sold by the end of December 2009, representing over 99 per cent of the total residential floor area of the project.

The Group has an approximately 15.8 per cent interest in the International Finance Centre ("IFC") complex. Rental demand for the shopping mall and office towers of IFC continues to be good. The occupancy rate of the project's hotel complex, comprising the Four Seasons Hotel and Four Seasons Place, remains high.

NOTES PROGRAMMES

In tandem with the Group's long-term investments on the mainland, HKCG (Finance) Limited, a wholly-owned subsidiary of the Group, successfully issued and sold US$1 billion notes guaranteed by the Company (the "Notes"; stock code: 4303.HK) in August 2008. The issue was very well-received by investors. A high credit rating of A1 (stable) was assigned to the Notes by international rating agency Moody's Investors Service and a high rating A+ (stable) by Standard and Poor's rating services. The issue also won a number of awards granted by several leading financial publications. The Group's success in completing this transaction before a tightening of credit in the financial markets as a result of the financial tsunami has contributed effectively to the provision of long-term financing for its business developments.

In May 2009, the Group further established a US$1 billion medium term note programme (the "MTN Programme") through HKCG (Finance) Limited. Since the establishment of the MTN Programme, the Group has issued medium term notes with an aggregate amount of HK$3.01 billion up to now at nominal interest rates ranging from 3.90 per cent to 5.00 per cent per annum with a maturity of 10 to 40 years. These included the first ever issue of 30-year notes and 40-year notes - the longest term corporate papers ever issued - in the Hong Kong dollar bond market. The good reception to these corporate papers reflects investors' confidence towards the Group's very strong credit standing and long-term development.

COMPANY AWARDS

The Company has been honoured to receive the "2009 Hong Kong Awards for Industries: Customer Service Grand Award" in recognition of its strong tradition of putting "customers first" by providing them with the convenience of a one-stop service ranging from the supply of gas to appliance sales and after-sales services, including installation and maintenance. The "Hong Kong Awards for Industries" (the "Awards"), with full government support, is organised by various trade and industrial organisations representing different business sectors in Hong Kong. The organising committee is chaired by the Director-General of Trade and Industry. The Awards recognises the outstanding achievements of Hong Kong enterprises in different sectors, especially in their move towards higher technology and higher value-added activities. The Awards is highly valued by the local community and the trade and industrial sectors. The Company's persistent efforts in provision of more value-added services and introduction of innovations have once again earned it industry recognition.

In addition, the Company gained a "2009 Global Chinese Business 1000 – Hong Kong Top 20" award from Yazhou Zhoukan in recognition of the Company's top 20 market capitalization ranking in Hong Kong as at the end of July 2009.

EMPLOYEES AND PRODUCTIVITY

The number of employees engaged in the town gas business was 1,908 at the end of 2009. During the year under review, the Company's customers increased by 26,639 with each employee serving 890 customers, slightly up compared to each employee serving 870 customers in 2008. Total remuneration for employees directly involved in the town gas business amounted to HK$656 million for 2009. In 2009, there was an approximately 2.5 per cent average increase in remuneration over 2008. The Group offers employees rewarding careers based on their capabilities and performance and arranges a variety of training programmes in order to constantly enhance the quality of the Group's customer services.

On behalf of the Board of Directors, I would like to thank all our employees for their dedication and hard work in creating value for shareholders and customers.

BONUS ISSUE OF SHARES

The Directors propose to make a bonus issue of one new share of HK$0.25 credited as fully paid for every ten shares held on the Register of Members on 20th May 2010. The necessary resolution will be proposed at the forthcoming Annual General Meeting on 28th May 2010, and if passed, share certificates will be posted on 31st May 2010.

DIVIDEND

The Directors are pleased to recommend a final dividend of HK 23 cents per share payable to shareholders whose names are on the Register of Members as at 20th May 2010. Including the interim dividend of HK 12 cents per share paid on 19th October 2009, the total dividend payout for the whole year shall be HK 35 cents per share.

Barring unforeseen circumstances, the forecast dividends per share for 2010 after bonus share issue shall not be less than that for 2009.

BUSINESS OUTLOOK FOR 2010

The Company anticipates steady growth and an increase of about 26,000 new customers in Hong Kong during 2010. Hong Kong's economy is gradually recovering from the global financial tsunami, with different business sectors including tourism, restaurant, and hotel sectors now beginning to prosper once again. The Group expects commercial and industrial gas sales and appliance sales in Hong Kong to remain stable in 2010. On the other hand, the Group's city-gas and natural gas businesses on the mainland are expected to continue to progress well. In addition, following the mainland government's move towards a policy of energy diversification and environmental protection, the Group predicts good prospects for its emerging environmentally-friendly energy businesses, which will ignite a new light illuminating the way for the Group's long-term development and business growth.

It is anticipated that the results of the Group's emerging environmentally-friendly energy businesses and mainland utility businesses will reach the same level as that of Hong Kong gas businesses in 2012, and will maintain growth momentum faster than Hong Kong businesses thereafter.

LEE Shau Kee
Chairman
Hong Kong, 16th March 2010

The Board of Directors has pleasure in presenting a summary of results of the Group for the year ended 31st December 2009 with comparative figures for the previous corresponding year as follows:

CONSOLIDATED INCOME STATEMENT
For the year ended 31st December 2009

	Note	2009 HK$ Million	2008 HK$ Million
Revenue	2	**12,351.8**	12,352.2
Total operating expenses	3	**(8,490.4)**	(8,738.2)
		3,861.4	3,614.0
Other gains/(losses), net		**827.2**	(584.6)
Interest expense		**(567.8)**	(416.8)
Share of profits less losses of associated companies		**1,164.4**	1,820.3
Share of profits less losses of jointly controlled entities		**771.0**	524.5
Profit before taxation		**6,056.2**	4,957.4
Taxation	4	**(747.0)**	(562.6)
Profit for the year		**5,309.2**	4,394.8
Attributable to:			
Shareholders of the Company		**5,175.0**	4,302.5
Minority interests		**134.2**	92.3
		5,309.2	4,394.8
Dividends	5	**2,285.3**	2,333.0
Earnings per share – basic and diluted, HK cents	6	**78.7**	64.5
Town gas sold in Hong Kong, million MJ		**27,274.1**	27,582.7
Number of customers in Hong Kong as at 31st December		**1,698,723**	1,672,084

CONSOLIDATED BALANCE SHEET
as at 31st December 2009

	Note	2009 HK$ Million	2008 HK$ Million
Assets			
Non-current assets			
Property, plant and equipment		**23,573.3**	15,077.0
Investment property		**501.0**	523.0
Leasehold land		**879.3**	561.0
Intangible asset		**2,461.7**	196.4
Associated companies		**8,338.0**	10,465.4
Jointly controlled entities		**7,011.2**	6,164.0
Available-for-sale financial assets		**2,996.0**	1,105.2
Derivative financial instruments		**186.4**	-
Retirement benefit assets		**59.3**	64.7
Other non-current assets		**477.0**	89.1
		46,483.2	34,245.8
Current assets			
Completed property for sale		**29.0**	110.1
Inventories		**2,588.0**	1,806.0
Trade and other receivables	7	**3,164.7**	2,429.9
Loan and other receivables from associated companies		**41.2**	29.4
Loan and other receivables from jointly controlled entities		**83.2**	86.6
Loan and other receivables from minority interests		**106.7**	85.4
Housing loans to staff		**35.0**	46.8
Financial assets at fair value through profit or loss		**405.2**	767.4
Time deposits over three months		**351.9**	55.7
Time deposits up to three months, cash and bank balances		**12,817.4**	12,290.9
		19,622.3	17,708.2
Current liabilities			
Trade and other payables	8	**(5,190.7)**	(2,746.7)
Amounts due to jointly controlled entities		**(22.2)**	-
Loan and other payables to minority interests		**(111.4)**	(34.0)
Provision for taxation		**(556.9)**	(384.5)
Borrowings		**(4,747.6)**	(2,242.5)
		(10,628.8)	(5,407.7)
Net current assets		**8,993.5**	12,300.5
Total assets less current liabilities		**55,476.7**	46,546.3
Non-current liabilities			
Customers' deposits		**(1,114.4)**	(1,074.3)
Deferred taxation		**(1,890.0)**	(1,272.9)
Borrowings		**(15,672.0)**	(12,342.5)
Loans payable to minority interests		**(12.2)**	(44.7)
Derivative financial instruments		**-**	(312.1)
		(18,688.6)	(15,046.5)
Net assets		**36,788.1**	31,499.8
Capital and reserves			
Share capital		**1,632.3**	1,666.4
Share premium		**3,618.6**	3,618.6
Reserves		**26,093.1**	23,833.5
Proposed dividend		**1,501.8**	1,533.1
Shareholders' funds		**32,845.8**	30,651.6
Minority interests		**3,942.3**	848.2
Total equity		**36,788.1**	31,499.8

Notes:

1. **Changes in accounting policies**

The principal accounting policies applied in the preparation of the consolidated accounts have been consistently applied to the two years presented, unless otherwise stated.

The Group has applied the following new standards and amendments to Hong Kong Financial Reporting Standards ("HKFRS") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), which are effective for the Group's financial year beginning 1st January 2009. There is however no significant impact on the Group's results and financial position nor any substantial changes in the Group's accounting policies.

- HKAS 1 (revised) "Presentation of Financial Statements"
- HKAS 23 (revised) "Borrowing Costs"
- HKFRS 7 "Financial Instruments - Disclosures" (amendment)
- HKFRS 8 "Operating segments"

HKICPA has issued a number of new or revised standards, amendments to standards and interpretations which are not effective for accounting period beginning 1st January 2009. The Group has not early adopted these new and revised HKFRS.

2. **Segment information**

The Group's principal activity is the production, distribution and marketing of gas, water and related activities in Hong Kong and mainland China. Revenue comprises turnover which includes the following:

	2009 **HK$ Million**	2008 HK$ Million
Gas sales before fuel cost adjustment	**8,704.2**	8,379.7
Fuel cost adjustment	**539.9**	1,677.0
Gas sales after fuel cost adjustment	**9,244.1**	10,056.7
Equipment sales	**963.5**	908.3
Maintenance and services	**296.6**	285.3
Water sales	**313.1**	289.1
Property sales	**493.4**	33.2
Rental income	**29.1**	24.6
Other sales	**1,012.0**	755.0
	12,351.8	12,352.2

2. Segment information (Continued)

The chief operating decision-maker has been identified as the executive committee members (the "ECM"). ECM reviews the Group's internal reporting in order to assess performance and allocate resources. ECM considers the business from both a product and geographical perspective. From a product perspective, management assesses the performance of (a) gas, water and related business; and (b) property business. Gas, water and related business is further evaluated on a geographical basis (Hong Kong and Mainland China).

ECM assesses the performance of the operating segments based on a measure of adjusted profit before interest, tax, depreciation and amortisation (the "adjusted EBITDA"). Other information provided, except as noted below, to ECM is measured in a manner consistent with that in the accounts.

Segment assets exclude available-for-sale financial assets, financial assets at fair value through profit or loss, time deposit, cash and bank balances other than those included under segment assets for operation purposes, derivative financial instruments, retirement benefit assets, other non-current assets, loan and other receivables from minority interests and housing loans to staff.

The segment information provided to the ECM for the reportable segments is as follows:

	Gas, water and related business									
	Hong Kong		**Mainland China**		**Property**		**All other segments**		**Total**	
	2009 HK$ Million	2008 HK$ Million	**2009 HK$ Million**	2008 HK$ Million	**2009 HK$ Million**	2008 HK$ Million	**2009 HK$ Million**	2008 HK$ Million	**2009 HK$ Million**	2008 HK$ Million
Revenue	**7,871.5**	9,177.4	**3,957.8**	3,117.0	**522.5**	57.8	**-**	-	**12,351.8**	12,352.2
Adjusted EBITDA	**3,900.0**	4,095.9	**1,046.3**	781.4	**199.6**	(104.4)	**(2.4)**	-	**5,143.5**	4,772.9
Depreciation and amortisation	**(548.6)**	(479.2)	**(277.8)**	(221.7)	**(0.2)**	(0.2)	**-**	-	**(826.6)**	(701.1)
Unallocated corporate expenses									**(455.5)**	(457.8)
									3,861.4	3,614.0
Other gains/(losses), net									**827.2**	(584.6)
Interest expense									**(567.8)**	(416.8)
Share of profits less losses of associated companies	**-**	-	**327.5**	219.5	**837.5**	1,600.8	**(0.6)**	-	**1,164.4**	1,820.3
Share of profits less losses of jointly controlled entities	**-**	-	**575.2**	476.3	**197.1**	47.6	**(1.3)**	0.6	**771.0**	524.5
Profit before taxation									**6,056.2**	4,957.4
Taxation									**(747.0)**	(562.6)
Profit for the year									**5,309.2**	4,394.8
Attributable to:										
Shareholders of the Company									**5,175.0**	4,302.5
Minority interests									**134.2**	92.3
									5,309.2	4,394.8

Share of profits of associated companies includes HK$524.9 million (2008: HK$1,357.4 million), being the Group's share of post-tax change in valuation of investment properties at the International Finance Centre (the "IFC") complex for the year

Share of profits of jointly controlled entities includes HK$197.1 million (2008: HK$47.6 million), being the Group's share of post-tax profits arising from the sale of a portion of the residential units of Grand Promenade.

2. **Segment information (Continued)**

	Gas, water and related business									
	Hong Kong		Mainland China		Property		All other segments		Total	
	2009 HK$ Million	2008 HK$ Million	**2009 HK$ Million**	2008 HK$ Million	**2009 HK$ Million**	2008 HK$ Million	**2009 HK$ Million**	2008 HK$ Million	**2009 HK$ Million**	2008 HK$ Million
Segment assets	**18,459.7**	18,098.4	**27,639.4**	19,196.1	**6,328.2**	6,504.1	**3,782.3**	154.8	**56,209.6**	43,953.4
Unallocated assets:										
- available-for-sale financial assets									**2,996.0**	1,105.2
- financial assets at fair value through profit and loss									**405.2**	767.4
- time deposits, cash and bank balances excluded from segment assets									**5,630.3**	5,842.0
- others									**864.4**	286.0
Total assets	**18,459.7**	18,098.4	**27,639.4**	19,196.1	**6,328.2**	6,504.1	**3,782.3**	154.8	**66,105.5**	51,954.0

The Company is domiciled in Hong Kong. The Group's revenue from external customers in Hong Kong for the year ended 31st December 2009 is HK$8,394.0 million (2008: HK$9,235.2 million), and the revenue from external customers in PRC is HK$3,957.8 million (2008: HK$3,117.0 million).

At 31st December 2009, the total of non-current assets other than financial instruments and retirement benefit assets located in Hong Kong and other countries are HK$15,596.9 million and HK$27,167.6 million (2008: HK$15,319.4 million and HK$17,667.4 million) respectively.

3. **Total operating expenses**

	2009 HK$ Million	2008 HK$ Million
Stores and materials used	**4,617.7**	5,598.6
Cost of property sold	**139.6**	9.9
Manpower costs	**1,120.2**	1,006.2
Depreciation and amortization	**836.3**	708.4
Other operating items	**1,776.6**	1,415.1
	8,490.4	8,738.2

4. Taxation

The amount of taxation charged to the consolidated income statement represents:

	2009 HK$ Million	2008 HK$ Million
Current taxation - provision for Hong Kong profits tax at the rate of 16.5% (2008: 16.5%) on the estimated assessable profit for the year	**537.7**	515.8
Current taxation - provision for PRC enterprise income tax at the prevailing rates on the estimated assessable profit for the year	**63.7**	38.4
Current taxation - under/(over) provision in prior years	**1.2**	(29.4)
Deferred taxation - origination and reversal of temporary differences	**76.3**	99.9
Withholding tax	**68.1**	-
Deferred taxation - change of tax rate for entities operated in Hong Kong	**-**	(62.1)
	747.0	562.6

5. Dividends

	2009 HK$ Million	2008 HK$ Million
Interim, paid - HK 12 cents per ordinary share (2008: HK 12 cents per ordinary share)	**783.5**	799.9
Final, proposed - HK 23 cents per ordinary share (2008: HK 23 cents per ordinary share)	**1,501.8**	1,533.1
	2,285.3	2,333.0

6. Earnings per share

The calculation of basic earnings per share is based on the profit attributable to shareholders of HK$5,175.0 million (2008: HK$4,302.5 million) and the weighted average of 6,577,537,751 shares (2008: 6,665,599,584 shares) in issue after adjusting for the shares repurchased during the year.

As there were no diluted potential ordinary shares outstanding during the year (2008: nil), the diluted earnings per share for the year ended 31st December 2009 is the same as the basic earnings per share.

7. Trade and other receivables

	2009 **HK$ Million**	2008 HK$ Million
Trade receivables (Note)	**1,646.4**	1,360.5
Instalment receivables	**57.4**	239.7
Payment in advance	**627.6**	280.4
Other receivables	**833.3**	549.3
	3,164.7	2,429.9

Note:

The Group has established credit policies for different types of customers. The credit period offered for trade receivables, which subject to periodic review by management, ranges from 30 to 60 days except for gas receivables of the Company which are due by 8 working days after billing date. As at 31st December 2009, the aging analysis of the trade receivables, net of impairment provision, is as follows:

	2009 **HK$ Million**	2008 HK$ Million
0 – 30 days	**1,404.6**	1,128.9
31 – 60 days	**38.5**	35.8
61 – 90 days	**26.3**	28.6
Over 90 days	**177.0**	167.2
	1,646.4	1,360.5

8. Trade and other payables

	2009 **HK$ Million**	2008 HK$ Million
Trade payables (Note a)	**1,171.7**	463.4
Other payables and accruals (Note b)	**4,019.0**	2,283.3
	5,190.7	2,746.7

Notes:

(a) As at 31st December 2009, the aging analysis of the trade payables is as follows:

	2009 **HK$ Million**	2008 HK$ Million
0 – 30 days	**581.4**	294.6
31 – 60 days	**63.6**	35.2
61 – 90 days	**40.4**	14.2
Over 90 days	**486.3**	119.4
	1,171.7	463.4

(b) The balance includes an amount of approximately HK$60.7 million (2008: HK$109.5 million) payable to Henderson Land Development Company Limited in relation to its entitlement to 27 per cent of the net sales proceeds generated from the sales of residential units of Grand Waterfront.

DIVIDEND AND BONUS SHARE ISSUE

The Board now recommends a final dividend of HK 23 cents per share payable to shareholders of the Company whose names are on the register of members on 20th May 2010. The Board also recommends the issue of bonus shares on the basis of one bonus share for every ten existing shares held by shareholders registered as such on the register of members on 20th May 2010. The necessary resolutions will be proposed at the forthcoming Annual General Meeting on 28th May 2010, and if passed, dividend warrants and share certificates will be posted on 31st May 2010.

CLOSING OF REGISTER OF MEMBERS

The register of members will be closed from Tuesday, 18th May 2010 to Thursday, 20th May 2010, both days inclusive, during which period no share transfer will be effected. In order to qualify for the proposed issue of bonus shares and final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:30 p.m. on Monday, 17th May 2010.

ANNUAL GENERAL MEETING

The Annual General Meeting of the Company will be held on Friday, 28th May 2010. For details of the Annual General Meeting, please refer to the Notice of Annual General Meeting which is expected to be published on or about Monday, 26th April 2010.

FINANCIAL RESOURCES REVIEW

Liquidity and capital resources

As at 31st December 2009, the Group had a net current deposits position of HK$8,422 million (31st December 2008: HK$10,104 million) and long-term borrowings of HK$15,672 million (31st December 2008: HK$12,343 million). After taking into account a portfolio of financial assets at fair value through profit or loss of HK$405 million (31st December 2008: HK$767 million), net current funds as at 31st December 2009 amounted to HK$8,827 million (31st December 2008: HK$10,871 million). In addition, banking facilities available for use amounted to HK$5,897 million (31st December 2008: HK$3,864 million).

The operating and capital expenditures of the Group are funded by cash flow from operations, internal liquidity, banking facilities and debt financing. The Group has adequate and stable sources of funds and unutilised banking facilities to meet its future capital expenditures and working capital requirements.

Borrowing structure

In May 2009, the Group established a US$1 billion Medium Term Note Programme (the "Programme") which allows notes to be issued under the Programme within 12 months' period. During the year, the Group issued notes in the total amount of HK$2,760 million with maturity terms of 10 years, 15 years, 30 years and 40 years in Hong Kong dollar under the Programme (the "MTNs"). The carrying value of the MTNs as at 31st December 2009 was HK$2,710 million.

As at 31st December 2009, the outstanding principal amount of the 10-year US dollar Guaranteed Notes (the "Guaranteed Notes") issued in August 2008 at a fixed coupon rate of 6.25 per cent per annum was US$995 million (31st December 2008: US$995 million) and the carrying value was HK$7,626 million (31st December 2008: HK$7,613 million).

As at 31st December 2009, the outstanding principal amount of the 7-year US dollar Guaranteed Senior Notes due 2011 (the "Guaranteed Senior Notes") issued in September 2004 by a subsidiary of the Group, Towngas China Company Limited, was US$141 million and the carrying value was HK$1,110 million. The Guaranteed Senior Notes are listed on the Singapore Exchange Securities Trading Limited.

As at 31st December 2009, the Group's borrowings amounted to HK$20,420 million (31st December 2008: HK$14,585 million). Other than the Notes mentioned on above which had fixed interest rate while the Guaranteed Senior Notes were secured by a pledge of shares of certain subsidiaries of Towngas China Company Limited, all bank and other loans were unsecured and had a floating interest rate, of which HK$4,226 million (31st December 2008: HK$4,730 million) were long-term bank loans while HK$4,748 million (31st December 2008: HK$2,242 million) had maturities within one year on revolving credit or term loan facilities. As at 31st December 2009, the maturity profile of the Group's borrowings was 23 per cent within 1 year; 23 per cent within 1 to 2 years, 3 per cent within 2 to 5 years and 51 per cent over 5 years (31st December 2008: 16 per cent within 1 year; 8 per cent within 1 to 2 years, 24 per cent within 2 to 5 years and 52 per cent over 5 years).

The US dollar Guaranteed Notes issued are hedged to Hong Kong dollars by currency swaps and the Group's bank borrowings are primarily denominated in Hong Kong dollars; thus, the Group has no significant exposure to foreign exchange risk. The gearing ratio [net borrowing / (shareholders' funds + net borrowing)] for the Group as at 31st December 2009 remained healthy at 18 per cent (31st December 2008: 7 per cent). After taking into account a portfolio of financial assets at fair value through profit or loss of HK$405 million as at 31st December 2009 (31st December 2008: HK$767 million), the net gearing ratio [net debt / (shareholders' funds + net debt)] stood at 17 per cent (31st December 2008: 5 per cent).

Contingent liabilities

As at 31st December 2009, the Group did not provide any guarantee in respect of bank borrowing facilities made available to any associated companies, jointly controlled entities or third parties (31st December 2008: Nil).

Currency profile

The Group's operations and activities are predominantly based in Hong Kong and mainland China. As such, its cash, cash equivalents or borrowings are mainly denominated in either Hong Kong dollars or United States dollars, whereas borrowings for the Group's subsidiaries and joint ventures in mainland China are predominantly denominated in the local currency, Renminbi, in order to provide natural hedging for the investment there.

Group's investments in securities

Under the guidance of the Group's Treasury Committee, investments have been made in equity and debt securities. As at 31st December 2009, the investments in securities amounted to HK$3,401 million (31st December 2008: HK$1,873 million). The performance of the Group's investments in securities was satisfactory.

CORPORATE GOVERNANCE

During the year ended 31st December 2009, save as disclosed below, the Company had complied with the code provisions set out in the Code on Corporate Governance Practices (the "Code") contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Under the Code Provision E.1.3 of the Code which was in force on 1st January 2009, notice of annual general meeting should be sent to shareholders at least 20 clear business days before the meeting. As the Company arranged an appropriate venue in 2008 to accommodate all the attendees for the 2009 Annual General Meeting, the Company, in accordance with the requirements under its Articles of Association, gave 21 clear days' notice to the shareholders of the Company before the convening of the Annual General Meeting of the Company which was held on 14th May 2009.

The audit committee has reviewed the Group's consolidated accounts for the year ended 31st December 2009, including the accounting principles and practices adopted by the Group, in conjunction with PricewaterhouseCoopers, the Group's external auditor and internal auditor.

PURCHASE, SALE OR REDEMPTION OF THE GROUP'S LISTED SECURITIES

During the year, the Company repurchased 136,216,000 shares on The Stock Exchange of Hong Kong Limited at an aggregate consideration of HK$1,994,277,080 before expenses. The repurchased shares were subsequently cancelled. The nominal value of the cancelled shares was transferred to the capital redemption reserve and the aggregate consideration was charged to unappropriated profits. The repurchases were effected by the Directors for the enhancement of shareholder value in the long term. Details of the shares repurchased are as follows:

Month of repurchase	Number of shares repurchased	Price per share Highest	Price per share Lowest	Aggregate consideration paid
		HK$	HK$	HK$
March 2009	20,384,000	12.22	10.94	237,917,700
April 2009	43,035,000	14.60	11.88	571,345,500
May 2009	22,898,000	15.50	14.40	341,056,080
June 2009	20,492,000	15.96	15.16	321,606,320
July 2009	7,774,000	16.68	15.82	124,508,620
August 2009	5,783,000	17.16	16.44	96,828,760
September 2009	15,850,000	19.44	17.22	301,014,100
Total	136,216,000			1,994,277,080

Save as mentioned above, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's shares during the year.

By Order of the Board
JOHN H.M. HO
Chief Financial Officer and Company Secretary

Hong Kong, 16th March 2010

As at the date of this announcement, the Board comprises:

Non-executive Directors:	Dr. The Hon. Lee Shau Kee (Chairman), Mr. Colin Lam Ko Yin, Mr. Lee Ka Kit and Mr. Lee Ka Shing
Independent Non-executive Directors:	Mr. Leung Hay Man, Dr. The Hon. David Li Kwok Po and Professor Poon Chung Kwong
Executive Directors:	Mr. Alfred Chan Wing Kin and Mr. James Kwan Yuk Choi


Towngas
The Hong Kong and China Gas Company Limited

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities of TCC.



港華燃氣有限公司
Towngas China Company Limited

(incorporated in the Cayman Islands with limited liability)
(Stock code: 1083)

DISCLOSEABLE AND CONNECTED TRANSACTION
ACQUISITION OF THE ENTIRE ISSUED SHARE CAPITAL OF THE TARGET COMPANY
ASSIGNMENT OF THE SHAREHOLDER LOANS
AND
POTENTIAL CONTINUING CONNECTED TRANSACTIONS



煤氣
Towngas

The Hong Kong and China Gas Company Limited
(incorporated in Hong Kong with limited liability)
(Stock code: 3)

APPLICATION FOR WHITEWASH WAIVER

Morgan Stanley

Financial Adviser to HKCG

The Acquisition

On 17 March 2010, TCC entered into the Agreement with HK&CG(China) pursuant to which TCC has conditionally agreed to purchase from HK&CG(China) the Sale Share and to purchase and take assignment of the Shareholder Loans subject to the terms and conditions of the Agreement.

In satisfaction of the consideration for the purchase of the Sale Share and the assignment of the Shareholder Loans, TCC has agreed to allot and issue the Consideration Shares (each credited as fully paid) to HK&CG(China). Such Consideration Shares will be issued at a unit price of HK$3.55 per Share (to be credited as fully paid). The consideration of the Acquisition was determined after arm's length negotiations between the parties.

HK&CG(China) is a wholly-owned subsidiary of HKCG and the Target Company is a wholly-owned subsidiary of HK&CG(China). Upon completion of the Reorganisation, the Target Company will be the holding company of the Target Group which holds equity interests varying from 40% to 100% in the Project Companies. The Project Companies operate in various cities in the PRC including a number of cities in Liaoning and Zhejiang provinces. They are all engaged in the operation of piped gas assets and related business in the PRC.

Discloseable and Connected Transaction for TCC

As all of the relevant applicable percentage ratios in respect of the Acquisition are higher than 5% but all the relevant applicable percentage ratios are below 25%, the Acquisition constitutes a discloseable transaction of TCC and is subject to the announcement requirements under Chapter 14 of the Listing Rules. As HKCG is interested in an aggregate of approximately 45.61% of the issued share capital of TCC through its three wholly-owned subsidiaries, namely HK&CG(China), Planwise and Superfun, which are interested in approximately 43.41%, 2.07% and 0.13% of the issued share capital of TCC respectively as at the date of this announcement, it is a substantial shareholder of TCC and a connected person of TCC and the Acquisition also constitutes a connected transaction of TCC. As the relevant applicable percentage ratios in respect of the Acquisition are higher than 2.5% and the consideration for the Acquisition exceeds HK$10,000,000, the Acquisition is subject to TCC Independent Shareholders' approval, reporting and announcement requirements under Chapter 14A of the Listing Rules. HK&CG(China) and its associates will abstain from voting in respect of the resolution to approve the Acquisition at the TCC EGM.

Whitewash Waiver Application

HK&CG(China) will acquire the Consideration Shares upon Completion. As this will result in HK&CG(China) and the persons acting in concert with it increasing their interests in the voting rights of TCC by more than 2% within the 12-month period immediately preceding the Completion Date, an obligation on the part of HK&CG(China) and persons acting in concert with it to make a mandatory general offer for all the securities of TCC not already owned by HK&CG(China) and persons acting in concert with it will accordingly arise under Rule 26 of the Takeovers Code, unless an appropriate waiver is obtained. In this regard, an application will be made by HK&CG(China) to the Executive for the Whitewash Waiver pursuant to Note 1 of the Notes on Dispensations from Rule 26 of the Takeovers Code. The Whitewash Waiver, if granted by the Executive, would be subject to, among other things, the approval of the TCC Independent Shareholders at the TCC EGM by way of poll. HK&CG(China) and persons acting in concert with it and persons interested or involved in the Acquisition and the Whitewash Waiver would abstain from voting in respect of the resolution to approve the Whitewash Waiver at the TCC EGM.

Potential Continuing Connected Transactions

Immediately following Completion, HK&CG(China) will be interested in 54.65% of the enlarged issued share capital of TCC. As HK&CG(China) is a connected person of TCC, and the Target Group will become part of the TCC Group upon Completion, any transactions continuing between the Target Group and HK&CG(China) or its associates after Completion will become continuing connected transactions for the TCC Group.

TCC will comply with the Listing Rules with regard to such continuing connected transactions (if any) that may continue after Completion.

General

As mentioned above, the Acquisition constitutes a discloseable and connected transaction of TCC and is subject to the approval of the TCC Independent Shareholders.

A circular containing, inter alia, further information on the Acquisition, the Whitewash Waiver, the Consideration Share Issue, the recommendation of the Independent Board Committee and a letter of advice from the Independent Financial Adviser in relation to the Acquisition, the Consideration Share Issue and the Whitewash Waiver and the notice convening the TCC EGM will be despatched to the TCC Shareholders as soon as practicable.

Morgan Stanley is the financial adviser to HKCG in connection with the Acquisition and the Consideration Share Issue and the Whitewash Waiver.

Warning: Completion of the Agreement is subject to the fulfillment of the Conditions and the Acquisition and the Consideration Share Issue may or may not proceed. Accordingly, the issue of this announcement does not in any way imply that the Acquisition and the Consideration Share Issue will be completed. Shareholders of TCC and HKCG and investors should exercise caution when dealing in the shares of TCC and HKCG.

THE ACQUISITION

On 17 March 2010, TCC entered into the Agreement with HK&CG(China) pursuant to which TCC has conditionally agreed to purchase from HK&CG(China) the Sale Share and to purchase and take assignment of the Shareholder Loans subject to the terms and conditions of the Agreement.

Set out below is a summary of the principal terms of the Agreement:

Date: 17 March 2010

Parties: TCC (as the purchaser)

HK&CG(China) (as the vendor)

TCC was incorporated in the Cayman Islands and its principal activities are the provision of piped-gas, construction of gas pipelines, operation of city gas pipeline network and gas fuel automobile refilling stations, and the sale of household gas appliances.

HK&CG(China) was incorporated in BVI and is an investment holding company. HK&CG(China) holds the entire issued capital of the Target Company which, upon completion of the Reorganisation, will indirectly hold 40% to 100% equity interest in the Project Companies. The Project Companies are engaged in the operation of piped gas assets and related business in the PRC. HK&CG(China) is a controlling shareholder of TCC interested in approximately 43.41% of the issued share capital of TCC.

HKCG was incorporated in Hong Kong with limited liability. It is principally engaged in the production, distribution and marketing of gas, water and related activities in Hong Kong and the PRC. HKCG is held as to approximately 39.88% by Henderson Land Development Company Limited, a company incorporated in Hong Kong with limited liability which shares are listed on the Stock Exchange (stock code: 0012) through its wholly-owned subsidiaries. HKCG is the holding company of both HK&CG(China) and TCC. HKCG, through HK&CG(China), Planwise and Superfun, is indirectly interested in approximately 45.61% of the issued share capital of TCC as at the date of this announcement.

Subject matter: The subject of the Acquisition are:

(1) The Sale Share

1 share of US$1 in the capital of the Target Company representing the entire issued share capital of the Target Company which, upon completion of the Reorganisation, will indirectly hold equity interests varying from 40% to 100% in the Project Companies. The Project Companies operate in various cities in the PRC including a number of cities in Liaoning and Zhejiang provinces. They are

all engaged in the operation of piped gas assets and related business in the PRC.

(2) The Shareholder Loans

The outstanding loans due from the Target Company to HK&CG(China) as at Completion, together with all interest accrued thereon, if any. The Shareholder Loans will be assigned to TCC (or its subsidiary) upon Completion such that TCC (or its subsidiary) will become the beneficiary to whom these loans will be repaid.

The original aggregated purchase/set up costs of the Target Group for HK&CG(China) was US$64,549,169 and had been fully settled by HK&CG(China), such purchase/set up amount has not taken into account the unpaid portion of the registered capital of US$1,400,000 and US$3,000,000 of certain members of the Target Group which are due on 6 November 2010 and 22 September 2010 respectively, which shall be of the account of HK&CG(China) before or after Completion.

Consideration: The consideration of the Acquisition is calculated by reference to the final valuation of the Target Group, which the parties have agreed to be HK$1,721,750,000.

The consideration of the Acquisition will be satisfied by the allotment and issue by TCC of the Consideration Shares to HK&CG(China). Such Consideration Shares will be issued at a unit price of HK$3.55 per Share (to be credited as fully paid). Based on the issued share capital of TCC of 1,958,360,330 Shares as at the date of this announcement, the Consideration Shares represents approximately 24.77% of the existing issued share capital of TCC and represents 19.85% of the issued share capital of TCC as at the date of the Agreement as enlarged by the issue of the Consideration Shares. The Consideration Shares are to be issued by TCC under a specific mandate to be sought at the TCC EGM. There is no lockup arrangement regarding the Consideration Shares.

The closing price of the Shares as quoted on the Stock Exchange on 16 March 2010, being the last trading day in respect of the Shares immediately prior to the date of this announcement was HK$3.57 per Share ("Last Closing Price"). The issue price of the Consideration Shares, being HK$3.55 per Share, represents a discount of approximately 0.56% over the Last Closing Price, and a discount of approximately 0.11% and a premium of approximately 0.57% over the average closing price of the Shares as quoted on the Stock Exchange for the last five and ten consecutive trading days in respect of the Shares immediately prior to and including the last trading day prior to the date of this announcement, respectively.

The consideration for the Acquisition has been determined after arm's length negotiations between the parties, taking into account the following factors:

(a) the future prospects of the Target Group, including its expected profit-generating capability;

(b) the price to book ratios of other piped gas companies;

(c) the operational synergies anticipated to be achieved through the Acquisition;

(d) the expected improvement of TCC's market and competitive position as a result of the Acquisition; and

(e) the prospective benefits associated with HKCG obtaining majority control of TCC.

The Consideration Shares will rank pari passu in all respects with the Shares in issue as at the Completion Date. TCC will apply to the Stock Exchange for the listing of and permission to deal in the Consideration Shares.

Conditions Precedent:

Completion of the Agreement is conditional upon the satisfaction of the following Conditions on or before the Long Stop Date:

(a) the passing by the TCC Independent Shareholders of the resolutions approving the purchase of the Sale Share, the taking of assignment of the Shareholder Loans and the Consideration Share Issue in accordance with the Agreement and the relevant requirements of the Listing Rules;

(b) the passing by the TCC Independent Shareholders of the resolution approving the Whitewash Waiver in accordance with the relevant requirements of the Takeovers Code;

(c) the listing of and permission to deal in the Consideration Shares on the Main Board of the Stock Exchange having been granted by the Stock Exchange without conditions or with conditions which HK&CG(China) agrees (such agreement not to be unreasonably withheld);

(d) the Executive granting the Whitewash Waiver;

(e) no relevant government, governmental, quasi-governmental, statutory or regulatory body, court or agency having granted any order or made any decision that restrict or prohibit the implementation of the transactions contemplated in the Agreement;

(f) all necessary consents, permits, approvals, registrations, filings, authorisations, and waivers for the consummation of the transactions contemplated by the Agreement having been obtained and/or completed;

(g) the completion of the Reorganisation;

(h) the warranties given by HK&CG(China) under the Agreement remaining true and not misleading in all material respects at Completion; and

(i) the warranties given by TCC under the Agreement remaining true and not misleading in all material respects at Completion.

HK&CG(China) shall provide all reasonable assistance to TCC with respect to the performance of its obligations to fulfil the Conditions (a) to (d) above by no later than the Long Stop Date.

Neither TCC nor HK&CG(China) has the right to waive any of the Conditions (a) to (e) and (g). TCC may waive Conditions (f) (so far as it relates to the obligations of HK&CG(China) only) and (h) and HK&CG(China) may waive Conditions (f) (so far as it relates to the obligations of TCC only) and (i).

Pre-Completion Undertaking regarding dividends:

HK&CG(China) undertakes that it shall procure that no member of the Target Group shall, without the prior written consent of TCC, declare, pay or make any dividends or other distribution, save and except for the declaration of dividends by Project Co 1, Project Co 2, Project Co 3 and Project Co 6 up to the maximum aggregate amount of RMB 105.6 million before the Completion Date of which payment of such dividends may be made before or after the Completion Date.

Completion:

TCC shall not be obliged to complete the purchase or take assignment of, and

HK&CG(China) shall not be obliged to complete the sale or the assignment of, any of the Sale Share and the Shareholder Loans unless the sale and purchase of all the Sale Share and the assignment of the Shareholder Loans are completed simultaneously.

Subject to fulfilment or waiver of all the Conditions, the Agreement shall be completed on the Completion Date.

If any of the Conditions is not satisfied or waived (as the case may be) on or before the Long Stop Date, the Agreement shall terminate (save and except otherwise stated in the Agreement) and no party shall have any claim against the others except in respect of any antecedent breach of the terms of the Agreement.

SHAREHOLDING STRUCTURE OF TCC AND THE TARGET GROUP

The diagrams below illustrate the simplified corporate structure of TCC and the Target Group as at the date of this announcement and immediately after the Completion.

Simplified corporate structure of TCC as at the date of this announcement:


HKCG
Enerchina
100%
100%
100%
100%
Towngas Investment Company Limited
Towngas International Company Limited
Kenson
Supreme All
TCC Directors (Note 1)
Public
100%
100%
100%
17.57%
9.52%
Superfun
Planwise
HK&CG (China)
0.13%
2.07%
43.41%
45.61%
0.26%
27.04%
TCC
Existing Business

Note:

1. Mr. Ou Yaping held 3,618,000 Shares and Dr. Chow Yei Ching held 1,600,000 Shares.

2: The figures in the above corporate structure graph have been rounded to two decimal places.

Simplified corporate structure of the Target Group as at the date of this announcement:


HKCG
100%
100%
Other business
Towngas International Company Limited
Towngas Investment Company Limited
100%
100%
100%
HK&CG(China)
Planwise
Superfun
100%
100%
100%
100%
100%
100%
Target Company
Holding Co 2
Holding Co 3
Holding Co 4
Holding Co 5
Holding Co 1
76%
98.85%
100%
100%
40%
50%
Project Co 2
Project Co 3
Project Co 4
Project Co 5
Project Co 6
Project Co 1
Excluded Business
Other business

Note: The figures in the above corporate structure graph have been rounded to two decimal places.

Simplified corporate structure of TCC immediately after Completion:


HKCG
Enerchina
100%
100%
100%
100%
Towngas Investment Company Limited
Towngas International Company Limited
Kenson
Supreme All
TCC Directors (Note 2)
Public
100%
100%
100%
14.08%
7.63%
Superfun
Planwise
HK&CG(China)
0.10%
1.66%
54.65%
Other business (including the Excluded Business)
0.21%
21.67% (Note1)
TCC
100%
Target Company
100%
100%
100%
100%
100%
Holding Co 1
Holding Co 2
Holding Co 3
Holding Co 4
Holding Co 5
Existing business
50%
76%
98.85%
100%
100%
40%
Project Co 1
Project Co 2
Project Co 3
Project Co 4
Project Co 5
Project Co 6

Notes:

1. *Assuming that there is no change in the number of Shares being held by the public as at the date of this announcement, TCC will have insufficient public float upon Completion, and TCC and HKCG shall use their respective best endeavours to restore the public float to the required level within 2 months from Completion.*

2. Mr. Ou Yaping held 3,618,000 Shares and Dr. Chow Yei Ching held 1,600,000 Shares.

3. The figures in the above corporate structure graph have been rounded to two decimal places.

The following table illustrates the shareholdings of TCC before and immediately after the Acquisition and the Consideration Share Issue:

	Before the Acquisition and the Consideration Share Issue		Immediately after the Acquisition and the Consideration Share Issue	
	Number of Shares held as at the date of this announcement	% share capital as at the date of this announcement	Number of Shares held	% share capital as enlarged by the Consideration Share Issue
Kenson	344,046,568	17.57	344,046,568	14.08
Supreme All	186,440,677	9.52	186,440,677	7.63
HK&CG(China)	850,202,901	43.41	1,335,202,901	54.65
Planwise	40,470,000	2.07	40,470,000	1.66
Superfun	2,500,000	0.13	2,500,000	0.10
TCC Directors *(Note 2)*	5,218,000	0.26	5,218,000	0.21
Public shareholders	529,482,184	27.04	529,482,184*(Note 1)*	21.67*(Note 1)*
Total number of Shares	**1,958,360,330**	**100.00%**	**2,443,360,330**	**100.00%**

Note 1: Assuming that there is no change in the number of Shares being held by the public as at the date of this announcement, TCC will have insufficient public float upon Completion, and TCC and HKCG shall use their respective best endeavours to restore the public float to the required level within 2 months from Completion.

Note 2: TCC Directors include Mr. Ou Yaping holding 3,618,000 Shares and Dr. Chow Yei Ching holding 1,600,000 Shares.

INFORMATION ON THE TARGET GROUP

The Target Company is a private company incorporated in BVI and is a wholly-owned subsidiary of HK&CG(China). The Target Company will, upon completion of the Reorganisation, hold indirectly equity interests varying from 40% to 100% in the Project Companies. The Project Companies operate in various cities in the PRC including a number of cities in Liaoning and Zhejiang provinces, which are all engaged in the operation of piped gas assets and related business in the PRC.

Rules 14.58(6) and 14.58(7) of the Listing Rules, respectively, require disclosure of the asset value of, and the net profits attributed to, the Target Company in this announcement. In connection with these requirements, an application for waiver was made by TCC to the Stock Exchange for excluding such information from this announcement (the "**Relevant Waiver**"). Such application was made for reasons that (1) the figures for the net asset value of, and net profits attributable to, the Target Company are unaudited and unpublished figures (which is the only available form as at the date of this announcement) and, Rule 10 of the Takeovers Code requires such unaudited financial information to be reported on in accordance with the Takeovers Code if such information is included in this announcement; and (2) it would be burdensome on TCC to withhold this announcement until the report(s) are available.

The Stock Exchange has granted the Relevant Waiver to TCC subject to the conditions that the value of the assets of, and the net profits attributed to, the Target Company as referred to in Rules 14.58(6) and 14.58(7) of the Listing Rules will be included in the circular by TCC in relation to the Acquisition and a further announcement by TCC containing such financial information on the date of the dispatch of the circular. As a condition to the Relevant Waiver, the directors of TCC confirm their view that the information contained in this announcement, taking into account the exclusion of the financial information on the Target Company referred to in Rules 14.58(6) and (7) of the Listing Rules, remains

accurate and complete in all material respects and is not misleading or deceptive in accordance with Rule 2.13(2) of the Listing Rules.

After Completion, the Project Companies in which the Target Company has more than 50% equity interests (Project Co 2, Project Co 3, Project Co 4 and Project Co 5) will be treated as subsidiaries of TCC and their results will be consolidated into the accounts of TCC. The Project Companies in which the Target Company has no more than 50% equity interests will be treated as either an associated company (Project Co 6) or a jointly controlled entity (Project Co 1) of TCC and their results will be equity accounted for in the books of TCC.

As HKCG had since 31 December 2009 obtained effective control over TCC such that HKCG's investment in TCC was accounted for as a subsidiary, TCC will after Completion continue to be a non wholly-owned subsidiary of HKCG and the results of TCC will continue to be consolidated into the accounts of HKCG.

As at the date of this announcement, the issued share capital of HKCG was HK$1,632,345,896 divided into 6,529,383,584 shares of HK$0.25 each.

INFORMATION ON TCC

As at the date of this announcement, the issued share capital of TCC is HK$195,836,033, divided into 1,958,360,330 Shares. In addition, there are outstanding options granted under the share option schemes of TCC which would entitle the holders thereof to subscribe for an aggregate of 33,225,300 Shares, representing approximately 1.70% of the issued share capital of TCC as at the date of this announcement.

REASONS FOR AND BENEFITS OF THE ACQUISITION

Reasons for and benefits of the Acquisition for TCC

The Acquisition represents an opportunity to further strengthen TCC's position as a leading operator of piped gas businesses in the PRC. After Completion, TCC will have a robust portfolio of 53 piped gas projects in 43 cities serving around 5.5 million users in the PRC with combined piped gas sales volume of 3.4 billion cubic metres.

TCC will acquire six projects from HKCG in the Liaoning and Zhejiang province. TCC currently has existing piped gas projects in Liaoning province. After Completion, all of the piped gas businesses in the Liaoning and Zhejiang provinces will be held exclusively under TCC. Liaoning and Zhejiang are strategically important provinces as they are located on the vibrant Eastern coast of China and situated adjacent to Jilin, Shandong, and Anhui where TCC currently has a significant presence.

TCC believes that the Acquisition of the Target Company will enhance TCC's financial and cash flow profile. The Acquisition also allows TCC to increase its scale by issuing new shares as consideration, without having to raise additional cash to fund a transaction.

Lastly, the Acquisition will result in TCC becoming a majority owned subsidiary of HKCG. TCC believes that HKCG's increased ownership position will bring considerable benefits. HKCG's sponsorship is beneficial in TCC securing new piped gas projects as HKCG is widely recognized for its experience and expertise in the piped gas business in the PRC. Furthermore, TCC will have continued access to HKCG's considerable financial resources and continue to benefit from its operational expertise and managerial support at the corporate and regional management levels.

The board of directors of TCC approving the Agreement believes the terms of the Agreement are fair and reasonable and in the interests of its shareholders as a whole and the Agreement has been entered into on normal commercial terms after arm's length negotiations between the parties.

Reasons for and benefits of the Acquisition for HKCG

The Acquisition represents an intra-group restructuring exercise by allowing HKCG to consolidate existing piped gas projects in the Liaoning and Zhejiang provinces under TCC and, upon Completion, making TCC a majority-owned subsidiary.

TCC is an important platform through which HKCG will make PRC piped gas investments in the future. The Acquisition will increase TCC's scale and improve its financial and cashflow profile to allow it to more effectively capitalize on the rapid development of piped gas infrastructure in the PRC. Furthermore, the Acquisition further affirms HKCG's commitment to promote TCC in becoming a leading piped gas operator in the PRC. The restructuring also facilitates complementary asset injections from HKCG in the future.

HKCG believes that the current structure preserves maximum investment flexibility for future project acquisitions. HKCG intends to continue to evaluate the most appropriate platform to make future piped gas investments in the PRC on a by-project basis. Factors to be considered will include, among others, the ability to extract operational synergies with existing operations, legal requirements of the project and the scale of the investment.

The directors of HKCG believe that the Agreement has been entered into on normal commercial terms after arm's length negotiations between the parties and the terms of the Agreement are fair and reasonable and are in the interests of the HKCG Group and HKCG's shareholders as a whole.

DISCLOSEABLE AND CONNECTED TRANSACTION FOR TCC

As all of the relevant applicable percentage ratios in respect of the Acquisition are higher than 5% but all the relevant applicable percentage ratios are below 25%, the Acquisition constitutes a discloseable transaction of TCC and is subject to the announcement requirements under Chapter 14 of the Listing Rules. As HKCG is interested in an aggregate of approximately 45.61% of the issued share capital of TCC through its three wholly-owned subsidiaries, namely HK&CG(China), Planwise and Superfun, which are interested in approximately 43.41%, 2.07% and 0.13% of the issued share capital of TCC respectively as at the date of this announcement, it is a substantial shareholder of TCC and a connected person of TCC and the Acquisition also constitutes a connected transaction of TCC. As the relevant applicable percentage ratios in respect of the Acquisition are higher than 2.5% and the consideration for the Acquisition exceeds HK$10,000,000 the Acquisition is subject to TCC Independent Shareholders' approval, reporting and announcement requirements under Chapter 14A of the Listing Rules. HK&CG(China) and its associates will abstain from voting in respect of the resolution to approve the Acquisition at the TCC EGM.

WHITEWASH WAIVER APPLICATION

HK&CG(China) will acquire the Consideration Shares upon Completion. As this will result in HK&CG(China) and the persons acting in concert with it increasing their interests in the voting rights of TCC by more than 2% within the 12-month period immediately preceding the Completion Date, an obligation on the part of HK&CG(China) and persons acting in concert with it to make a mandatory general offer for all the securities of TCC not already owned by HK&CG(China) and persons acting in concert with it will accordingly arise under Rule 26 of the Takeovers Code, unless an appropriate waiver is obtained. In this regard, an application will be made by HK&CG(China) to the Executive for the Whitewash Waiver pursuant to Note 1 of the Notes on Dispensations from Rule 26 of the Takeovers Code. The Whitewash Waiver, if granted by the Executive, would be subject to, among other things, the approval of the TCC Independent Shareholders at the TCC EGM by way of poll. HK&CG(China) and persons acting in concert with it and persons interested or involved in the Acquisition and the Whitewash Waiver would abstain from voting in respect of the resolution to approve the Whitewash Waiver at the TCC EGM.

None of HK&CG(China) and persons acting or presumed to be acting in concert with it has acquired voting rights in TCC in the 6 months prior to the date of this announcement, which would constitute disqualifying transactions under the Takeovers Code.

Save as set out in the table below, as at the date of this announcement, none of HK&CG(China) or any persons acting or presumed to be acting in concert with it owns or has control or direction over any voting rights in any Shares or any convertible securities, warrants or options in respect of the Shares, or any outstanding derivative in respect of any securities in TCC; nor is there any arrangement (whether by way of option, indemnity or otherwise) in relation to the Shares or shares of HK&CG(China) and which might be material to the Whitewash Waiver, or any agreements or arrangements to which HK&CG(China) is a party which relate to the circumstances in which it may or may not invoke or seek to invoke a pre-condition or a condition to the Whitewash Waiver.

Name	Number of Shares	Approximate % of TCC's issued share capital as at the date of this announcement
HK&CG(China) (Note 1)	850,202,901	43.41%
Planwise (Note 1)	40,470,000	2.07%
Superfun (Note 1)	2,500,000	0.13%
Kenson (Note 2)	344,046,568	17.57%
Supreme All (Note 2)	186,440,677	9.52%
Ou Yaping (Note 2)	3,618,000	0.18%
Total	***1,427,278,146***	***72.88%***

Name	Interest in underlying Shares pursuant to share options	Approximate % of TCC's issued share capital as at the date of this announcement
Mr. Alfred Chan Wing Kin (Note 3)	3,618,000	0.18%
Mr. James Kwan Yuk Choi (Note 3)	3,015,000	0.15%
Mr. John Ho Hon Ming (Note 4)	3,015,000	0.15%
Total	***9,648,000***	***0.48%***

Notes:

1. *HK&CG(China) is a wholly-owned subsidiary of Towngas International Company Limited ("**Towngas International**") and Planwise and Superfun are wholly-owned subsidiaries of Towngas Investment Company Limited ("**Towngas Investment**"). Towngas International and Towngas Investment are in turn wholly-owned subsidiaries of HKCG. Accordingly, each of HKCG, Towngas Investment, Towngas International, Planwise and Superfun are persons acting in concert with HK&CG (China). Towngas International is deemed interested in the Shares held by HK&CG(China) under the SFO, Towngas Investment is deemed interested in the Shares held by Planwise and Superfun under the SFO, and, HKCG is deemed interested in the Shares which HK&CG(China), Planwise and Superfun are interested in under the SFO.*

2. *Under the SFO, each of Mr Ou Yaping, Asia Pacific Promotion Limited ("**Asia Pacific**") and Enerchina is deemed interested in the Shares held by Kenson and Supreme. Currently, Mr Ou and his associates (including Asia Pacific, Sinolink Worldwide Holdings Ltd., Enerchina, Kenson and Supreme All) are persons presumed to be acting in concert with HK&CG(China). HKCG and HK&CG(China) had applied to the SFC for a ruling to rebutt Mr Ou Yaping and his associates as persons presumed to be acting in concert with HK&CG(China). The SFC has not yet given its ruling as at the date of this announcement.*

3. *Mr. Alfred Chan Wing Kin and Mr. James Kwan Yuk Choi, being directors of HKCG and HK&CG(China) are deemed persons acting in concert with HK&CG(China) under the Takeovers Code. They are also executive directors of TCC.*

4. *Mr. John Ho Hon Ming, being a director of HK&CG(China) is deemed a person acting in concert with HK&CG(China) under the Takeovers Code. He is also an executive director of TCC.*

As at the date of this announcement:

(a) there is no relevant securities (as defined in Note 4 to Rule 22 of the Takeovers Code) in TCC which HK&CG(China) or any persons acting in concert with it has borrowed or lent; and

(b) none of HK&CG(China) or any persons acting in concert with it has received an irrevocable commitment to vote in favour or against the Acquisition, the Consideration Share Issue and the Whitewash Waiver.

PUBLIC FLOAT

Assuming that there is no change in the number of Shares being held by the public as at the date of this announcement, TCC will have insufficient public float upon Completion, and TCC and HKCG shall use their respective best endeavours to restore the public float to the required level within two months from Completion. In such event, the parties shall explore various means to maintain the public float of TCC including considering the possibility of TCC issuing additional primary Shares to public investors or HKCG disposing of Shares.

POTENTIAL CONTINUING CONNECTED TRANSACTIONS

Immediately following Completion, HK&CG(China) will be interested in 54.65% of the enlarged issued share capital of TCC. As HK&CG(China) is a connected person of TCC, and the Target Group will become part of the TCC Group upon Completion, any transactions continuing between the Target Group and HK&CG(China) or its associates after Completion will become continuing connected transactions for the TCC Group. TCC will comply with the Listing Rules with regard to such continuing connected transactions (if any) that may continue after Completion.

GENERAL

Completion of the Agreement is subject to the fulfillment of the Conditions and the Acquisition and the Consideration Share Issue may or may not proceed. Accordingly, the issue of this announcement does not in any way imply that the Acquisition and the Consideration Share Issue will be completed. Shareholders of TCC and HKCG and investors should exercise caution when dealing in the shares of TCC and HKCG.

The Acquisition constitutes a discloseable and connected transaction of TCC under the Listing Rules. The Acquisition and the Consideration Share Issue are subject to the approval of the TCC Independent Shareholders.

As HKCG and its associates hold in aggregate approximately 45.61% of the issued share capital of TCC and are connected persons of TCC under the Listing Rules, HKCG and its associates are required to abstain from voting at the TCC EGM to approve the Acquisition and the transactions contemplated under the Agreement (including the Consideration Share Issue).

Further, HKCG and persons acting in concert with it are required to abstain from voting at the TCC EGM on the resolution approving the Whitewash Waiver under the Takeovers Code on grounds that they are involved in, or interested in, the Whitewash Waiver.

The Independent Board Committee comprising the independent non-executive directors of TCC has been established to advise the TCC Independent Shareholders in respect of the Acquisition, the Consideration Share Issue and the Whitewash Waiver.

An independent financial adviser has been appointed by TCC to advise the Independent Board Committee and the TCC Independent Shareholders in respect of the Acquisition, the Consideration Share Issue and the Whitewash Waiver. The appointment of the Independent Financial Adviser has been approved by the Independent Board Committee. CIMB Securities (HK) Limited has been appointed as the Independent Financial Adviser.

TCC will make an application to the Stock Exchange for the listing of and permission to deal in the Consideration Shares.

A circular containing, inter alia, further information on the Acquisition, the Consideration Share Issue, the Whitewash Waiver, the recommendation of the Independent Board Committee, a letter of advice from the Independent Financial Adviser in respect of the Acquisition, the Consideration Share Issue and the Whitewash Waiver, the financial information on the Target Group as required under Rules 14.58(6) and (7) of the Listing Rules and a notice convening the TCC EGM will be despatched to the TCC Shareholders as soon as practicable and in accordance with the requirements of the Listing Rules and the Takeovers Code.

Morgan Stanley has been appointed as financial adviser to HKCG in connection with the Acquisition and the Consideration Share Issue and the Whitewash Waiver.

DEFINITIONS

"Acquisition"	the acquisition by TCC of the Sale Share and the taking of the assignment of the Shareholder Loans in consideration of the Consideration Share Issue and subject to other terms and conditions of the Agreement
"Agreement"	the Sale and Purchase Agreement dated 17 March 2010 between TCC and HK&CG(China) in relation to the Acquisition
"BVI"	the British Virgin Islands
"Completion"	the completion of the Acquisition in accordance with the terms of the Agreement
"Completion Date"	the date on which Completion shall take place, being the second business day after the date on which the last of the Conditions is fulfilled or waived, or such other date as HK&CG(China) and TCC may agree
"Conditions"	conditions precedent to Completion as set out in the Agreement
"Consideration Shares"	485,000,000 Shares (representing approximately 19.85% of the issued share capital of TCC as at the date of the Agreement as enlarged by the issue of the Consideration Shares)
"Consideration Share Issue"	the allotment and issue of the Consideration Shares to HK&CG(China) as consideration of the Acquisition
"Enerchina"	Enerchina Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of the Stock Exchange (Stock Code: 622)
"Excluded Business"	all other assets, business and operations held by Holding Co 1 other than its equity interest in Project Co 1
"Executive"	the executive director of the Corporate Finance Division of the SFC or his delegates
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"HKCG"	The Hong Kong and China Gas Company Limited, a company incorporated in Hong Kong, the shares of which are listed on the Main Board of the Stock Exchange (Stock Code: 0003)
"HKCG Group"	HKCG and its subsidiaries

"HK&CG(China)"	Hong Kong & China Gas (China) Limited, a company incorporated in BVI with limited liability and a wholly-owned subsidiary of HKCG
"Holding Co 1"	Hong Kong & China Gas (Hangzhou) Limited (香港中華煤氣(杭州)有限公司), a company incorporated in the BVI with limited liability
"Holding Co 2"	Hong Kong & China Gas (Tongxiang) Limited (香港中華煤氣(桐鄉)有限公司), a company incorporated in the BVI with limited liability
"Holding Co 3"	Hong Kong & China Gas (Huzhou) Limited (香港中華煤氣(湖州)有限公司), a company incorporated in the BVI with limited liability
"Holding Co 4"	Hong Kong & China Gas (Yingkou) Limited (香港中華煤氣(營口)有限公司), a company incorporated in the BVI with limited liability
"Holding Co 5"	Hong Kong and China Gas (Dalian) Limited (香港中華煤氣(大連)有限公司), a company incorporated in Hong Kong with limited liability
"Holding Companies"	Holding Co 1, Holding Co 2, Holding Co 3, Holding Co 4 and Holding Co 5
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Board Committee"	an independent committee of the board of directors of TCC comprising all independent non-executive directors of TCC
"Independent Financial Adviser"	the independent financial adviser appointed to advise the Independent Board Committee and TCC Independent Shareholders in respect of the Acquisition, the Consideration Share Issue and the Whitewash Waiver
"Kenson"	Kenson Investment Limited, a company incorporated in the BVI and a wholly-owned subsidiary of Enerchina
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Long Stop Date"	31 December 2010 or such later date as the parties to the Agreement may agree in writing
"Morgan Stanley"	Morgan Stanley Asia Limited, a company incorporated in Hong Kong, which is licensed for Type 1 (dealing in securities), Type 4 (advising on securities), Type 5 (advising on futures contracts), Type 6 (advising on corporate finance), Type 7 (providing automated trading services) and Type 9 (asset management) regulated activities under the SFO and financial advisor to HKCG
"Planwise"	Planwise Properties Limited, a company incorporated in BVI with limited liability and a wholly-owned subsidiary of HKCG
"PRC"	the People's Republic of China, and for the purpose of this announcement, excludes Hong Kong, Macau Special Administrative Region and Taiwan
"Project Co 1"	杭州港華燃氣有限公司(Hangzhou Hong Kong and China Gas Company Limited), a jointly controlled entity established in

	accordance with the laws of the PRC and held as to 50% by Holding Co 1
"Project Co 2"	桐鄉港華天然氣有限公司(Tongxiang Hong Kong and China Gas Company Limited), a joint venture company established in accordance with the laws of the PRC and held as to 76% by Holding Co 2
"Project Co 3"	湖州港華燃氣有限公司(Huzhou Hong Kong and China Gas Company Limited), a joint venture company established in accordance with the laws of the PRC and held as to 98.85% by Holding Co 3
"Project Co 4"	營口港華燃氣有限公司(Yingkou Hong Kong and China Gas Company Limited), a wholly-foreign owned company established in accordance with the laws of the PRC and wholly-owned by Holding Co 4
"Project Co 5"	大連長興港華燃氣有限公司(Dalian Changxing Hong Kong and China Gas Co. Ltd.), a wholly-foreign owned company established in accordance with the laws of the PRC and wholly-owned by Holding Co 5
"Project Co 6"	大連德泰港華燃氣有限公司(Dalian DETA Hong Kong and China Gas Co., Ltd.), a joint venture company established in accordance with the laws of the PRC and held as to 40% by Holding Co 5
"Project Companies"	Project Co 1, Project Co 2, Project Co 3, Project Co 4, Project Co 5 and Project Co 6
"Reorganisation"	the proposed reorganisation steps (including the disposal or transfer out of the Excluded Business) to be undertaken by HK&CG(China) for the purpose of the Acquisition which will result in the Target Group comprising the Target Company, the Holding Companies and their interests in the Project Companies
"RMB"	Renminbi, the lawful currency of the PRC
"Sale Share"	1 share of US$1 in the capital of the Target Company, representing the entire issued share capital of the Target Company
"SFC"	the Securities and Futures Commission of Hong Kong
"SFO"	Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong)
"Shares"	ordinary shares of HK$0.10 each in the share capital of TCC
"Shareholder Loans"	all outstanding loans and indebtedness due from the Target Company to HK&CG(China) as at Completion
"Stock Exchange"	the Stock Exchange of Hong Kong Limited
"subsidiaries"	has the meaning attributed to it under the Companies Ordinance (Cap. 32 of the laws of Hong Kong)
"Superfun"	Superfun Enterprises Limited, a company incorporated in BVI with limited liability and a wholly-owned subsidiary of HKCG

"Supreme All"	Supreme All Investments Limited, a company incorporated in the BVI and a wholly-owned subsidiary of Enerchina
"Takeovers Code"	the Code on Takeovers and Mergers (as amended from time to time) issued by the SFC
"Target Company"	Towngas (BVI) Holdings Limited (港華燃氣(維爾京)控股有限公司), a company incorporated in the BVI with limited liability and a wholly-owned subsidiary of HK&CG(China)
"Target Group"	Target Company and its subsidiaries (including the Holding Companies and those Project Companies which are subsidiaries of the Holding Companies
"TCC"	Towngas China Company Limited, a company incorporated in the Cayman Islands with limited liability, the shares of which are listed on the Main Board of the Stock Exchange (Stock Code: 1083)
"TCC EGM"	an extraordinary general meeting of TCC to be convened for the purpose of considering and, if thought fit, approving the Acquisition, the Consideration Share Issue and the Whitewash Waiver
"TCC Group"	TCC and its subsidiaries
"TCC Independent Shareholders"	in respect of the resolutions approving the Acquisition, the Consideration Share Issue and the Whitewash Waiver, TCC Shareholders who are not required to abstain from voting at TCC EGM under the Takeovers Code and/or the Listing Rules, as the case may be
"TCC Shareholders"	holders of Shares
"US$"	United States dollars, the lawful currency of the United States of America
"Whitewash Waiver"	a waiver of the obligation of HK&CG(China) and parties acting in concert with it to make a mandatory offer for all the securities of TCC (other than those already owned by them immediately after Completion) from the SFC pursuant to Note 1 of the Notes on Dispensations from Rule 26 of the Takeovers Code

By Order of the Board
Towngas China Company Limited
John HO Hon Ming
Executive Director and
Company Secretary

By Order of the Board
The Hong Kong and China Gas Company Limited
Alfred CHAN Wing Kin
Managing Director

Hong Kong, 17 March 2010

At the date of this announcement, the boards of directors of TCC and HKCG, respectively comprise:

Towngas China Company Limited

Executive Directors:
Mr. Alfred CHAN Wing Kin *(Chairman)*
Mr. Peter WONG Wai Yee *(Chief Executive Officer)*
Mr. James KWAN Yuk Choi
Mr. John HO Hon Ming
Ms. Margaret LAW Wai Fun
Mr. OU Yaping
Mr. Francis TANG Yui Man
(alternate director to Mr. OU Yaping)

Independent Non-executive Directors:
Dr. CHOW Yei Ching
Dr. Moses CHENG Mo Chi
Mr. Brian David LI Man Bun

The Hong Kong and China Gas Company Limited

Non-executive Directors:
Dr. The Hon. LEE Shau Kee (*Chairman*)
Mr. Colin LAM Ko Yin
Mr. LEE Ka Kit
Mr. LEE Ka Shing

Independent Non-executive Directors:
Mr. LEUNG Hay Man
Dr. The Hon. David LI Kwok Po
Professor POON Chung Kwong

Executive Directors:
Mr. Alfred CHAN Wing Kin (*Managing Director*)
Mr. James KWAN Yuk Choi

The directors of TCC jointly and severally accept full responsibility for the accuracy of the information (other than that in respect of HKCG, HK&CG(China) and persons acting in concert with it and the Target Group and opinions expressed by HKCG or its directors) in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than opinions expressed by HKCG or its directors) have been arrived at after due and careful consideration and there are no other facts (other than those relating to HK&CG(China), HKCG and the Target Group) not contained in this announcement the omission of which would make any statements in this announcement misleading.

The directors of HKCG jointly and severally accept full responsibility for the accuracy of the information (other than that in respect of TCC and opinions expressed by TCC or its directors) in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than opinions expressed by TCC or its directors) have been arrived at after due and careful consideration and there are no other facts (other than those relating to TCC) not contained in this announcement the omission of which would make any statements in this announcement misleading.

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities of TCC.



港華燃氣有限公司
Towngas China Company Limited

(incorporated in the Cayman Islands with limited liability)
(Stock code: 1083)

DISCLOSEABLE AND CONNECTED TRANSACTION
ACQUISITION OF THE ENTIRE ISSUED SHARE CAPITAL OF THE TARGET COMPANY
ASSIGNMENT OF THE SHAREHOLDER LOANS
AND
POTENTIAL CONTINUING CONNECTED TRANSACTIONS



煤氣
Towngas

The Hong Kong and China Gas Company Limited

(incorporated in Hong Kong with limited liability)
(Stock code: 3)

APPLICATION FOR WHITEWASH WAIVER

Morgan Stanley

Financial Adviser to HKCG

Reference is made to the joint announcement of HKCG and TCC issued on the morning of 17 March 2010. Capitalised terms used herein shall, unless otherwise defined, have the same meaning as adopted in the Announcement dated 17 March 2010.

Assuming that there is no change in the number of Shares being held by the public as at the date of this announcement, TCC will have insufficient public float upon Completion. For the purpose of facilitating TCC in obtaining from the Stock Exchange the listing approval for the Consideration Shares (as one of the conditions precedents for completion of the Agreement), HKCG and TCC will use best endeavours to explore various means (including considering the possibility of TCC issuing additional primary Shares to public investors or the disposal of Shares by HKCG or its wholly-owned subsidiary) to restore the public float to the required 25% level on the date of Completion.

Completion of the Agreement is subject to the fulfillment of the Conditions and the Acquisition and the Consideration Share Issue may or may not proceed. Accordingly, the issue of this announcement does not in any way imply that the Acquisition and the Consideration Share Issue will be completed. Shareholders of TCC and HKCG and investors should exercise caution when dealing in the shares of TCC and HKCG.

By Order of the Board
Towngas China Company Limited
John HO Hon Ming
Executive Director and Company Secretary

By Order of the Board
The Hong Kong and China Gas Company Limited
Alfred CHAN Wing Kin
Managing Director

Hong Kong, 17 March 2010

At the date of this announcement, the boards of directors of TCC and HKCG, respectively comprise:

Towngas China Company Limited

Executive Directors:
Mr. Alfred CHAN Wing Kin *(Chairman)*
Mr. Peter WONG Wai Yee *(Chief Executive Officer)*
Mr. James KWAN Yuk Choi
Mr. John HO Hon Ming
Ms. Margaret LAW Wai Fun
Mr. OU Yaping
Mr. Francis TANG Yui Man (alternate director to Mr. OU Yaping)

Independent Non-executive Directors:
Dr. CHOW Yei Ching
Dr. Moses CHENG Mo Chi
Mr. Brian David LI Man Bun

The Hong Kong and China Gas Company Limited

Non-executive Directors:
Dr. The Hon. LEE Shau Kee (*Chairman*)
Mr. Colin LAM Ko Yin
Mr. LEE Ka Kit
Mr. LEE Ka Shing

Independent Non-executive Directors:
Mr. LEUNG Hay Man
Dr. The Hon. David LI Kwok Po
Professor POON Chung Kwong

Executive Directors:
Mr. Alfred CHAN Wing Kin (*Managing Director*)
Mr. James KWAN Yuk Choi

The directors of TCC jointly and severally accept full responsibility for the accuracy of the information (other than that in respect of HKCG, HK&CG(China) and persons acting in concert with it and the Target Group and opinions expressed by HKCG or its directors) in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than opinions expressed by HKCG or its directors) have been arrived at after due and careful consideration and there are no other facts (other than those relating to HK&CG(China), HKCG and the Target Group) not contained in this announcement the omission of which would make any statements in this announcement misleading.

The directors of HKCG jointly and severally accept full responsibility for the accuracy of the information (other than that in respect of TCC and opinions expressed by TCC or its directors) in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than opinions expressed by TCC or its directors) have been arrived at after due and careful consideration and there are no other facts (other than those relating to TCC) not contained in this announcement the omission of which would make any statements in this announcement misleading.